xstrata

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 03 2006
WASH. D.C.
156

Tuesday, 3 October 2006

06017303

SUPPL

Xstrata file number 82-34660

Please find attached a company announcement released by Xstrata earlier today.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the Act), and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Xstrata plc is subject to the Act.

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

Yours sincerely,

Brigitte Mattenberger
Corporate Affairs

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED KINGDOM, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA

xstrata

NEWS RELEASE

1 FOR 3 RIGHTS ISSUE OF UP TO 235,787,596 NEW SHARES AT £12.65 PER NEW SHARE TO RAISE APPROXIMATELY £2.9 BILLION (APPROXIMATELY US$5.5 BILLION)

Zug, 3 October 2006

Xstrata plc (the "Company") announces a rights issue (the "Rights Issue") of up to 235,787,596 new ordinary shares of the Company having a nominal value of US$0.50 each ("New Shares"), at a price of £12.65 per New Share on the basis of one New Share for every three existing issued ordinary shares of the Company having a nominal value of US$0.50 each, held on the record date of Monday, 2 October 2006.

The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses, are expected to be approximately £2.9 billion (approximately US$5.5 billion). The Rights Issue is being undertaken to refinance part of the US$7.0 billion equity bridge facility arranged as part of the financing for the successful acquisition of Falconbridge Limited by the Company in August 2006.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. Neither the New Shares nor the rights to purchase New Shares have been or will be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state or other jurisdiction of the United States. The New Shares and the rights to purchase New Shares may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares or rights to purchase New Shares and/or to take up entitlements to rights to purchase New Shares.

The distribution of this announcement may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. In

particular, this announcement should not be distributed, forwarded to or transmitted in or into the United Kingdom, Australia, Canada, Japan or South Africa.